BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

May 2, 2017

VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Fettig:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-206730) filed on April 3, 2017 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Post-Effective Amendment No. 4 to its Registration Statement on Form N-2 (“Amendment 4”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.       Throughout the Registration Statement, the Company states that it is focused on private equity investments despite the fact that private equity investments constitute a small portion of the Company’s investment portfolio as of December 31, 2016. Please explain.

Response: The Company’s investment strategy remains focused on private equity investments.  Private equity investments typically require a larger outlay of capital when compared to other types of investments.  Once the Company raises additional capital, it anticipates that private equity investments will be more directly reflective of the Company’s investment strategy.

2.       The Company’s website located at www.tritponpacificpe.com contains on its home page a chart under the heading “Investment Strategy” that contains various categories of investments that do not conform to the Company’s investment portfolio. Please explain.

Response: The Company has removed this chart from its website and replaced it with a chart reflecting the Company’s investment strategy. The chart also includes a disclaimer indicating that the chart is not necessarily reflective of the current composition of the Company’s portfolio.

Christina DiAngelo Fettig

Securities and Exchange Commission

May 2, 2017

3.        Footnote 7 to the Fee Table included on pages 22 and 23 of the Registration Statement references management fees while the text of the footnote discusses incentive fees. Please revise.

Response: The Company has revised footnote 7 as requested.

4.       Please explain why the first sentence of footnote 7 included on page 23 of the Registration Statement references “the year following completion of this offering.”

Response: The Company has deleted this reference in in footnote 7.

5.       Footnote 8 included on page 23 of the Registration Statement references “the initial proceeds of this offering.” Please revise to reflect the fact that the Company is no longer in the initial offering stages of its operations.

Response: The Company has made the requested changes.

6.       In the table included in the “Fees and Expenses” section of the Registration Statement, please correct the reference in footnote 10 to the twelve months following the commencement of the offering.

Response: The Company has corrected footnote 10 to the Fees and Expenses table.

7.       In the Selected Financial Data tables included in the Registration Statement, certain of the entries are not consistent with the audited financial information included in the Registration Statement. Please reconcile.

Response: The Company has reconciled the Selected Financial Data as requested.

8.       The opinion of the Company’s Independent Registered Public Accounting Form included on page F-2 of the Registration Statement states that the auditors have audited the Company’s consolidated financial highlights for each of the two years in the period ended December 31, 2016. However, the audited financial statements included in the Registration Statement include consolidated financial highlights for each of the three years in the period ended December 31, 2016. Please explain.

Response: According to the Company’s auditors, the audit opinion references that the auditors have “audited the accompanying consolidated statements of financial position, including the consolidated schedule of investments of Triton Pacific Investment Corporation, Inc. (a Maryland corporation) (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2016 and the consolidated financial highlights for each of the two years in the period ended December 31, 2016.” While the opinion only references two years of the financial highlights, the financial highlights are included in the footnotes, all of which are covered by the opinion on the two balance sheets and three years of statements of operations, changes in net assets and cash flows. In addition, the audit opinion last year specifically included the financial highlights for the year ended December 31, 2014 and the numbers have not changed.

Christina DiAngelo Fettig

Securities and Exchange Commission

May 2, 2017

9.       In the Schedule of Investments included on page F-7 of the Registration Statement, in future filings please separately identify those investments that pay PIK interest and separately disclose the rates at which cash and PIK interest are paid.

Response: The Company will continue to consider these disclosures in its future filings as applicable.

10.        In the Statement of Operations included on page F-4 of the Registration Statement, PIK interest received by the Company should be disclosed separately in accordance with Rule 6-07(1) of Regulation S-X.

Response: The Company will continue to consider these disclosures and include them in its future filings as applicable.

11.       The second paragraph of Note 1 to the Company’s financial statements references information as of September 30, 2016. Please revise.

Response: The Company has revised Note 1 as requested.

12.       In the first paragraph of Note 2 to the Company’s financial statements, the Company states that it follows the accounting and reporting guidance applicable to investment companies under Accounting Standards Update Nov. 2013-08, Financial Services – Investment Companies.  Going forward, please indicate that the Company follows the guidance included in ASC 946.

Response: The Company will include this disclosure in its future filings.

13.       In the table included on page F-19 of the Registration Statement, Rule 6-03(h)(2) of Regulation S-X requires disclosure of the aggregate cost of investments and the gross unrealized appreciation and depreciation of all investments on a tax basis. Going forward, please include this disclosure.

Response: The Company will include this disclosure in in its future filings.

14.       The table included on page F-19 of the Registration Statement lists net unrealized appreciation on investments of $1,666 for the year ended December 31, 2016 while the narrative below the table states that net unrealized appreciation on investments for the same period was $6,719. Please explain.

Response: The Company has reconciled the narrative below the table with the table data.

Christina DiAngelo Fettig

Securities and Exchange Commission

May 2, 2017

15.       In Note 7 to the financial statements, please include the disclosure requirements of FASB ASC 820-10-50-2, which provides as follows: “For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in significantly higher or lower fair value measurements.”

Response: The Company will include this disclosure in its future filings.

16.       On page F-23 of the Registration Statement, please confirm that the Company’s ratio of expenses reimbursed by Sponsor to average net assets was in fact 13.4% as of December 31, 2015.

Response: The correct ratio was 12.7% of expenses over average net assets were reimbursed by the Sponsor. The Company has revised the ratio accordingly.

17.       Please conform the total shares outstanding included in the financial highlights included in Note 8 with the shares outstanding included in the balance sheet.

Response: The Company has revised Note 8 as requested.

18.       Please confirm the Company does not have any unfunded commitments to disclose.

Response: The Company confirms that it does not have any unfunded commitments.

19.       If applicable, in accordance with SAB 11, please provide the appropriate disclosure concerning any new accounting standards that have been issued but not yet adopted by the Company.

Response: The Company will include this disclosure in future filings to the extent applicable. At this time, the Company is not aware of any accounting standards that have been issued but not yet adopted by the Company.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.